UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       BOSTON CELTICS LIMITED PARTNERSHIP
          (formerly known as "Boston Celtics Limited Partnership II")
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                                (Name of Issuer)

                           Limited Partnership Units
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                         (Title of Class of Securities)

                                   100576107
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                                 (CUSIP Number)

                           David Rhodin Murphey, III
                               2411 Carolina Ave.
                              Tampa, FL 33679-8065
                                 (813) 831-8012
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  (Name, address and telephone number of person authorized to receive notices)

                                  March 8, 1999
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No. 100576107                   13D/A
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DAVID RHODIN MURPHEY, III                               SS No. ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A)|_|
                                                                        (B)|_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF AND AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               236,800
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
 PERSON WITH            --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        236,800
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      236,800
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.758%
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14    TYPE OF REPORTING PERSON

      IN
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                                Page 2 of 5 Pages

CUSIP No. 100576107                   13D/A

      This amendment is filed to reflect the sale of equity securities of Boston Celtics Limited Partnership ("BCLP").

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

      Item 5 of Schedule 13D is hereby amended and restated follows:

      (a)(i) Aggregate number of securities: 236,800 Units representing assignments of beneficial limited partnership interests in the Issuer (hereafter the "Units").

      (a)(ii)     Nature of Beneficial Ownership.

            -- 80,800 Units are owned by the Reporting Person and held in street name by Merrill Lynch Pierce Fenner & Smith, Incorporated ("Merrill Lynch").

            -- 56,300 Units are owned by Murphey Capital, Inc., a corporation controlled by the Reporting Person and held in street name by Merrill Lynch. 1/

            -- 60,600 Units are owned by E-Wise Investments, Inc., a corporation controlled by the Reporting Persons and held in street name by Merrill Lynch. 1/

            -- 23,200 Units are owned by the Reporting Person's Simplified Employee Pension Plan ("SEP") and held in street name by Merrill Lynch.

            -- 11,600 Units are owned by Reporting Person's spouse, Ann Lowry Murphey and held in street name by Merrill Lynch.

            -- 4,100 Units are owned by the Sumter & Ivilyn Lowry Foundation and held in street name by Merrill Lynch. The Reporting person is a trustee of such Foundation. 2/

            -- 100 Units are owned by the Sumter L. Lowry Foundation and held in street name by such Foundation. The Reporting person is a trustee of such Foundation. 2/

            ----------
            1/ The two corporations are collectively referred to as the "Corporations."

            2/ The two Foundations are collectively referred to as the "Foundations."

      (b) The Reporting Person can vote or direct the vote, and can dispose of or direct the disposition of all 236,800 Units.

      (c) The following schedule summarizes the transactions in the Units during the last 60 days.


                                Page 3 of 5 Pages

CUSIP No. 100576107                   13D/A

                        Transaction   Purchase(P)                    Per Unit    How Transaction
Purchaser                   Date       of Sale(S)    No. of Units     Price          Effected
---------                   ----       ----------    ------------     -----          --------
Reporting Person          03/08/99         S            87,261       $17.00        Tender Offer

Reporting Person          03/09/99         P                61        13.69            NYSE

Ann Lowry                 02/25/99         S            22,300        16.25            NYSE
Murphey

Ann Lowry                 02/26/99         S             5,000        16.25            NYSE
Murphey

Ann Lowry                 03/08/99         S            12,466        17.00        Tender Offer
Murphey

Ann Lowry                 03/09/99         P                66        13.69            NYSE
Murphey

Ann Lowry                 02/22/99         S               200        16.50            NYSE
Murphey's IRA

Ann Lowry                 02/22/99         S               200        16.38            NYSE
Murphey's SEP

Ann Lowry                 02/23/99         S               300        16.38            NYSE
Murphey's SEP

Ann Lowry                 02/24/99         S             1,000        16.25            NYSE
Murphey's SEP

Ann Lowry                 02/24/99         S             1,600        16.38            NYSE
Murphey's SEP

Ann Lowry                 02/24/99         S             1,000        16.44            NYSE
Murphey's SEP

Ann Lowry                 02/25/99         S             7,000        16.25            NYSE
Murphey's SEP

E-Wise                    03/08/99         S            65,466        17.00        Tender Offer
Investments, Inc.

E-Wise                    03/09/99         P                46        13.69            NYSE
Investments, Inc.

Murphey Capital, Inc.     03/08/99         S            60,771        17.00        Tender Offer

Murphey Capital, Inc.     03/08/99         P                71        13.69            NYSE


                                Page 4 of 5 Pages

CUSIP No. 100576107                   13D/A

                        Transaction   Purchase(P)                    Per Unit    How Transaction
Purchaser                   Date       of Sale(S)    No. of Units     Price          Effected
---------                   ----       ----------    ------------     -----          --------

Sumter L. Lowry           02/22/99         S               800        12.44            NYSE
Foundation

Sumter L. Lowry           03/08/99         S               104        17.00        Tender Offer
Foundation

Sumter L. Lowry           03/09/99         P                 4        13.69            NYSE
Foundation

Sumpter & Ivilyn          03/08/99         S             4,415        17.00        Tender Offer
Lowry Foundation

Sumpter & Ivilyn          03/09/99         P                15        13.69            NYSE
Lowry Foundation

      (d) No person other than the persons described in Item 5(a)(ii) is entitled to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Units.

      (e) The Reporting Person continues to beneficially own more than five percent of the outstanding Units.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

      There are no exhibits that should be filed in response to Item 7.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1999


                                  /s/ David Rhodin Murphy, III
                                  --------------------------------------
                                  Name: David Rhodin Murphy, III


                                Page 5 of 5 Pages